Lynn Toby Fisher 212.836.8685 lynntoby.fisher@kayescholer.com
425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.6685 www.kayescholer.com

November 16, 2012

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisition
United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Re:	Celestica Inc.
Schedule TO-I
File No. 005-55523
Filed October 29, 2012

Dear Mr. Duchovny:

On behalf of our client, Celestica Inc. (the “Corporation” or “Celestica”), we have today filed Amendment No. 2 to its Schedule TO-I dated October 29, 2012 and provide below the Corporation’s response to your letter, dated November 13, 2012, relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning Celestica’s Schedule TO-I and Amendment No. 1 to that Schedule. The information provided in response to the Staff’s comment letter has been supplied by Celestica. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in Celestica’s Schedule TO-I.

For your convenience, we have included the Staff’s comment below and have keyed our response accordingly.

Offer to Purchase

Conditions of the Offer, page 12

1.                                      We note your response to prior comment 5 and we reissue it.  As currently drafted, condition (f) is not described with reasonable specificity and capable of objective verification: security holders have no parameters to determine your meaning of “fair market value.”  In addition, the determination of Purchase Price will necessarily have to be made after the offer expires and, as we stated in our prior comment 4, all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer.  Please revise.

Response:  In response to the Staff’s comment, Amendment No. 2 to Celestica’s Schedule TO-I includes the following:

Items 1 through 11.

1.             The section “Conditions of the Offer” of the Offer to Purchase is hereby amended and supplemented as follows:

The following sentence is inserted as the third sentence of the last paragraph of this section:

On November 16, 2012, the Corporation publicly announced that it has waived the condition contained in (f) above.

*              *              *

Please feel free to call me at (212) 836-8685 with any further questions or comments you may have.

Sincerely,

/s/ Lynn Toby Fisher

Lynn Toby Fisher

cc:	Elizabeth L. DelBianco
Executive Vice President, Chief Legal and Administrative Officer
Celestica Inc.